

August 14, 2013

<u>Via E-mail</u>
Mr. Eric R. Graef, CFO and VP-Finance
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

>   **Re: Preformed Line Products Company**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed March 15, 2013**
>   **File No. 0-31164**

Dear Mr. Graef:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief